Exhibit 3.14

CERTIFICATE OF FORMATION

OF

S&C FINANCE COMPANY, LLC

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Adopted in accordance with the provisions of §18-101

of the Limited Liability Company Act

of the State of Delaware

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The undersigned, being duly authorized to execute and file this Certificate of Formation for the purpose of forming a limited liability company pursuant to the Delaware Limited Liability Company Act, 6 Del. C. Section 18-101, et seq., does hereby certify as follows:

FIRST

The name of the limited liability company is S&C Finance Company, LLC (the “Company”).

SECOND

The address of the registered office in the State of Delaware is 160 Greentree Drive, Suite 101, in the City of Dover, County of Kent, 19904. The name of the registered agent at such address is National Registered Agents, Inc.

IN WITNESS WHEREOF, the undersigned has duly executed this Certificate of Formation as of the 21st day of February, 2006.

/s/ Thaddine G. Gomez
Name:	Thaddine G. Gomez
Title:	Authorized Person